August 18, 2010

United States Securities and Exchange Commission

Attn: Craig Wilson

Attn: Morgan Youngwood

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: OCCAM NETWORKS, INC.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 24, 2010

File No. 001-33069

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated August 5, 2010, containing comments regarding the Company’s above referenced filing.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier. To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

Item 1. Business

Overview, page 2

1.              You state that you have operations in areas of the Middle East and Africa. Iran, Sudan and Syria, are countries located in those regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past current and anticipated operations in or other contacts with Iran, Sudan and Syria, whether through subsidiaries, distributors, other direct or indirect arrangements. Your response should describe any products technology or services you have provided to Iran, Sudan and Syria, directly or indirectly, and any agreements, commercial agreements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

We acknowledge Staff’s comment above and we respectfully offer the following response. We have expanded our sales activities to include the Europe, Middle East and Africa geographies; however sales outside North America are an insignificant portion of our business. Occam Networks has no employees, facilities or operations in the Middle East.  As of July 1, 2010, it has value-added resellers in Kuwait, Saudi Arabia and Egypt. Occam has had no communication with or requests to resell or purchase our products from Iran, Syria or Sudan. Occam has implemented processes to ensure equipment is not exported to inappropriate people, companies or governments.  This includes: we train our employees on which countries are banned under US Export Regulations, we require that all orders name not only the purchasing party but also the name and address of the ultimate user of the equipment; and we verify all exported end users through Google Search and web review.

Item4A. Executive officers of the Registrant, page 37

2.              Please provide a chronologically complete description of the business experience for Jeanne Seeley during the past five years. In this regard disclose the dates that Ms. Seeley served as chief financial officer and chief administrative officer of Access Co., Ltd. We note that the Form 8-K filed on May 8, 2008, states that she worked at Access Co., Ltd from 2005-2007. Also disclose her employment history from 2007-May 2008. See Item 401 of Regulation S-K.

We acknowledge Staff’s comment above and we respectfully offer the following response. We believe that our disclosure on Ms. Seeley’s background satisfies the requirement of Item 401 of regulation S-K in that Ms. Seeley was not actively employed during the identified period. In our future filings, however, we will note that Ms. Seeley was not employed during that period but did perform executive level services as a volunteer consultant for several small non-profit entities.

Item 7.Management’s Discussion and Analysis of Financial Condition and results of Operations

Results of Operations, page 50

3.              There are many instances where two or more sources of material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance you disclose that revenue decreased by 15.33% from 2008 to 2009 due to the global economic recession and credit contraction and a continued delay in your customer purchase decisions, but you do not quantify the impact of those factors. Tell us your consideration of providing disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC release 34-48960.

We acknowledge Staff’s comment above and we respectfully offer the following response. We consider the guidance under Section III.B.3 of SEC release 34-48960 when providing disclosures. When we can reasonably quantify each source of a listed change, we do and will do so. However we determined that in the instances noted, those related material changes could not be reasonably quantified regarding how much could accurately be attributed to one factor versus the other. We therefore believe that our disclosures satisfy the guidance of SEC release 34-48960.

Executive Compensation and Related Information (Incorporated by Reference from the Definitive Proxy Statement filed on April 8, 2010)

4.              We note your disclosure that your compensation committee “oversees risks related to compensation policies and practices.” In the response letter please tell us whether you believe that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion. Item 402(s) of Regulation S-K.

We acknowledge Staff’s comment above and respectfully offer the following response. Our compensation committee has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company or its business or operating results.  In particular, we do not use highly-leveraged short-term compensation incentives.  Our compensation program consists of base salary, modest annual cash incentive programs which have been implemented on an irregular basis (e.g., no cash incentive plan was implemented for fiscal 2009), and equity compensation awards that vest over time or, in fiscal 2009, based on objective financial metrics.  In 2009, for example, the compensation committee approved equity incentives in lieu of a cash bonus plan in part as a risk mitigation strategy.  The committee was concerned about preservation of cash resources during an uncertain economic environment and opted to grant annual equity incentives vesting based.  We again adopted a cash bonus plan for 2010, but awards under the plan are modest in size and the plan is designed to be self-funding in that no bonuses can be paid under the plan unless we achieve financial metrics that cover the incremental costs associated with payment of the bonuses.  Similarly, with the exception of the 2009 performance grants, our equity incentive awards have tended to focus on long-term value in that they typically vest over four years.

Equity Incentive Compensation, page 38

5.              You state that in August 2009 the compensation committee approved the grant of stock options and restricted stock units with “performance-based vesting milestones” to your named executive officers and that in February 2010 your compensation and audit committee determined that each of the financial performance metrics had been achieved. Please discuss each “performance-based vesting milestone” for the named executive officers and explain how you determined that each of the financial performance metrics had been achieved. To the extent that individual performance objectives were considered, please disclose the individual performance criteria.

We acknowledge the Staff’s comment above and we respectfully offer the following response. In August 2009, in lieu of establishing a 2009 cash incentive plan, our compensation committee approved the grant of stock options and restricted stock units, or RSUs, with performance-based vesting milestones to our named executive officers. These milestones consisted of three targets — non-GAAP operating performance for the second half of 2009, non-GAAP operating performance for the fourth quarter of 2009, and our level of cash and cash equivalents as of December 31, 2009. Each target was objective and easily measurable. The audit committee was responsible for determining whether the targets had been satisfied following its review of audited 2009 financial statements. No named executive officer had any individual performance objectives as part of this program.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6.              We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that the disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in the parenthetical note to appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within

MD&A. The guidance in SAB 107, however does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

We acknowledge Staff’s comment above and we respectfully offer the following response. We included stock-based compensation expense, as additional disclosure on the face of the income statement and also included the disclosure as part of the MD&A. In our future filings we will only include this information within the footnotes to the financial statements and the MD&A, in accordance with the guidance of SAB 107.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents, page F-8

7.              We note from your disclosure on page F-14 that your cash and cash equivalents consist of money market accounts as of December 31, 2009. Please further clarify the nature of these money market accounts.

We acknowledge Staff’s comment above and we respectfully offer the following response. Our money market account is managed by a certified financial institution and is invested primarily in low risk financial instruments with maturity less than 90 days. At December 31, 2009, all $33.8 million was invested in this money market fund.

Revenue Recognition, page F-10

8.              We note that you early adopted ASU 2009-13 revenue recognition guidance in the fourth quarter of fiscal 2009 on a prospective basis to allow for the use of the best estimated selling price in addition to vendor specific objective evidence and third party evidence for determining the selling price of a deliverable. Please tell us how you believe your existing disclosures comply with the disclosures required by FASB 605-25-50 and FASB ASC 605-25-65.

We acknowledge Staff’s comment above and we respectfully offer the following response. These arrangements are a very small (less than 0.2% of 2009 revenue and 4 arrangements in 2009) portion of our business, both in the number of arrangements and dollar value.  We believe our existing disclosures comply with the disclosures required by FASB 605-25-50 and FASB ASC 605-25-65.  Below we have listed each of the required disclosures and provided a brief response regarding each one:

a. The nature of its multiple-deliverable arrangements:

We believe our response does indicate the nature of the elements as “training and post-sales technical support and maintenance to our customers as needed to assist them in installation or use of our products”.

b. The significant deliverables within the arrangements:

We believe our response is compliant because the description of the nature of the arrangements also describes the deliverables.

c. The general timing of delivery or performance of service for the deliverables within the arrangements:

As is customary in our business, the timing of delivery or performance is agreed upon with the individual customer and may vary from arrangement to arrangement.  This disclosure for a small portion of our business would not be particularly useful in describing our financial statements.

d. Performance, cancellation, termination, and refund-type provisions:

These types of provisions are not significant features of these arrangements.

e. A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables:

We believe our disclosure includes a number of factors that we may consider in determining selling price including, but not limited to pricing practices, internal costs and gross margin objectives, and the competitive landscape.

f. Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable:

While the dollar amounts involved are not significant, generally, the deliverables meet the criteria as separate units of accounting.

g. The general timing of revenue recognition for significant units of accounting:

While the dollar amounts involved are not significant, generally the timing of delivery or performance is agreed upon with the customer and may vary from arrangement to arrangement.  Revenue is recognized when the performance is completed, assuming all other criteria for revenue recognition have been satisfied.

h. Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration:

The changes in the selling price or the method or assumptions used to determine selling price for a specific unit of accounting would not be significant.

9.              We note the use of ESP was applied to a small portion of your arrangements. Please clarify whether that portion was materially small with respect to the dollar impact.

We acknowledge Staff’s comment above and we respectfully offer the following response.  We confirm that the portion was materially small with respect to the dollar impact (less than 0.2% of 2009 revenue) as well as in terms of number of arrangements ( 4 arrangements in 2009).

Note 13. Commitments and Contingencies, page F-30

10.       We note that you entered into a settlement agreement in connection with the 2007 Class Action Lawsuit for which you agreed to contribute $1.7 million and the balance of the settlement will be paid by insurers and all other defendants. We further note that you have not recorded any accrual related to the IPO Allocation Litigation and IPO Short Swing Litigation due to uncertainties associated with the litigation and because you expect any settlement amounts will be covered by insurance. Please explain your consideration of FASB ASC 450-20-25-2 and FASB ASC 450-20-50-3 regarding your accounting for and disclosures of the litigation. Also tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and expected insurance recoveries separately for accounting and disclosure purposes.

We acknowledge Staff’s comment above and we respectfully offer the following response. In the third quarter of 2009, we accrued $1.7 million as  our contribution to the settlement agreement related to the 2007 Class Action case. According to the terms of the agreement, the balance of the payment will be paid by insurers and all other defendants. For the IPO Allocation Litigation and IPO Short Swing Litigation, the settlement portion attributed to Occam will be covered by insurance, under the terms of the proposed settlement agreement, still under court review. We considered ASC 450-20-25-2 in determining whether a loss contingency exist and whether the loss can be reasonably estimated. We believe that both these conditions have not been met and hence, loss contingency was not accrued. We also considered ASC 450-20-50-3 and determined that there was no reasonable possibility that a loss or an additional loss could have incurred. We therefore believe that given the above cases, our accounting treatment and disclosures satisfy the requirements.

Exhibits

11.       We note that Goldfield Telecom, a value added reseller and network operator, accounted for 13% of your revenue for the year ended December 31, 2009. Please tell us what consideration you gave to filing any agreements with Goldfield telecom pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard please address whether your business is substantially dependent upon any contract with this customer.

We acknowledge Staff’s comment above and we respectfully offer the following response.  For most of the business we do with Goldfield, they function as a value added reseller not as a network operator.  When we deal with Goldfield as a reseller, we will usually identify the end customers, their network composition and technical requirements.  We sometimes deal directly with those end customers.  While Goldfield and our other value added resellers are valued business partners, we do not believe any element of our business is substantially dependent on them because we control our technology and have the capability to market and sell our products directly to the customer base served by our value added resellers when or if necessary. Our agreement with Goldfield is easily terminable, with prior written notice. We do not believe that this arrangement meets the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K to be filed as an exhibit.

12.       You state that you rely on a “small number of contract manufacturers to build your products and, in particular, rely on AsteelFlash Group (formerly Flash Electronics) for the manufacture of the BLC 6000 blade products. Please tell us what consideration you have given to filing agreements with these contract manufacturers. We note your disclosure on page 26 that you do not have long term supply contracts with your contract manufacturers but we also note your disclosure on page F-29 that you have contract manufacturer agreements that require a purchase commitment.

We acknowledge Staff’s comment above and we respectfully offer the following response.  In our relationship with AsteelFlash Group, they build products designed by us and source the components specified by us in those designs from a variety of component suppliers.  The components are primarily “off the shelf” components which are offered for sale by the suppliers to many customers, and not customized for Occam. We attain commitments through AsteelFlash Group by Purchase Orders only. Though they are valued partners, we do not believe any element of our business is substantially dependent on AsteelFlash Group because we control our technology, and purchase primarily “off the shelf” components through the contract manufacturer from a variety of suppliers. We do not believe that this arrangement meets the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K to be filed as an exhibit.

13.       We note that you have incorporated by reference the offer letter for Jeanne Seeley but were unable to locate the offer letters for the other named executive officers. Please advise. In addition, please tell us whether the employment agreement dated February 13, 2002 for Robert L. Howard-Anderson (Exhibit 10.6) is still in effect. It appears that this agreement relates to Mr. Howard-Anderson’s former position as Senior Vice President of Product Operations, rather than his current position as Chief Executive Officer.

In response to the Staff’s comment, we respectfully submit that all material terms of our employment relationships with each of our named executive officers have been disclosed.  All of our named executive officers are at-will employees under standard-form offer letters.  These offer letters outline the fact that the employment relationship is at-will and that the employee will be entitled to standard company benefits.  Mr. Rumer joined us in 1999, Mr. Mason in 2004, and Mr. Dion in 2005.  As described with respect to Mr. Howard-Anderson below, we do not enter new offer letters with employees following changes in employment terms such as title or base salary.  Any specific compensation arrangements specified in the original offer letters for Mr. Rumer, Mr. Mason, or Mr. Dion would now be substantially dated and superseded by subsequent disclosures in our proxy statements and Form 8-Ks, including our Form 8-Ks and Compensation Disclosure and Analysis filed in various proxy statements since the implementation of new disclosure requirements.

With respect to Mr. Howard-Anderson, we note the Staff’s comment that the material terms of Mr. Howard-Anderson’s original offer letter are now dated and in some cases moot.   Other than the Change of Control Agreement described below, we have not entered into any additional agreements with Mr. Howard-Anderson.  His original offer letter included, in addition to standard form concepts of being an at-will employee, provisions relating to accelerated vesting on a change of control.  Those provisions are now moot as the change of control protection applied only to equity incentive grants made in 2002 that are now fully vested.  Material changes in the compensation arrangements for Mr. Howard-Anderson, as well as for our other named executive officers, have been disclosed on Form 8-K and in our proxy statements.

Each of our named executive officers is party to a Change of Control Agreement.  The form of Change of Control Agreement entered between Occam Networks and each of the named executive officers is filed as Exhibit 10.18.

In addition, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action against the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to Jeanne Seeley, the Company’s Chief Financial Officer, at (510) 360-3739 or Donald DePascal, Vice President and Corporate Controller, at (510) 360-3759.

Very truly yours,

/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer